UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 2025

Commission File Number: 001-42381

INNEOVA Holdings Limited

(Registrant’s name)

14 Ang Mo Kio Street 63
Singapore 569116

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBITS

99.1	Press release — INNEOVA to hold Annual General Meeting on August 25, 2025

99.2	Notice of Annual General Meeting

99.3	Proxy Statement for Annual General Meeting

99.4	Proxy Card for Annual General Meeting

99.5	Directors’ Report

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEOVA Holdings Limited

Date: August 6, 2025	By:	/s/ Neo Chin Heng
	Name:	Neo Chin Heng
	Title:	Chief Executive Officer

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